Filed by GenStar Therapeutics Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vascular Genetics Inc.
Commission File No.: 000-27264

On September 13, 2002, GenStar Therapeutics Corporation (“GenStar”) and Vascular Genetics Inc. (“VGI”) issued a joint press release announcing that GenStar and VGI had entered into an Agreement and Plan of Reorganization, dated September 12, 2002. The text of the joint press release follows.

For Immediate Release

AUTUS GENETICS CORP* TO BE CREATED BY THE MERGER OF
VASCULAR GENETICS INC. AND GENSTAR THERAPEUTICS

New Biotechnology Company to Focus on Later Stage Gene-Based Cardiovascular
Drug, VEGF-2, and Factor VIII Therapy for Hemophilia A

SAN DIEGO and ATLANTA – Sept. 13, 2002 – GenStar Therapeutics (AMEX: GNT) and privately held Vascular Genetics Inc. (VGI) jointly announced today that they have entered into a definitive merger agreement. The agreement is expected to result in the shareholders of each company owning approximately 50% of the newly combined company, which plans to change its name to Autus Genetics Corp.

Autus is being created to capitalize on the complementary strengths of GenStar and VGI to accelerate the development of a later stage genetic therapy for cardiovascular disease as well as other therapies targeting important, unmet needs in major pharmaceutical market sectors.

Major benefits of the merger are expected to include:

•	Focused resources applied to late stage development of a gene-based cardiovascular drug product.

•	A portfolio of gene-based therapies targeted to unmet medical needs in large markets worldwide.

•	A senior management team focused on execution of the company’s plan to advance the clinical development of products in an efficient and timely manner.

•	Clinical laboratory, manufacturing facilities and personnel capable of commercial production of the company’s biopharmaceuticals.

When the transaction closes, which is expected to be as early as the fourth quarter of 2002, Autus shares will trade on the American Stock Exchange. Until the closing of the transaction, GenStar’s shares will continue to trade on the American Stock Exchange under the symbol GNT.

Autus’ development efforts will focus on:

•
Severe Cardiovascular Disease – VGI’s VEGF-2, a promising gene-based therapy for the treatment of severe cardiovascular disease and angina, will be the key focus of Autus’ development efforts. Autus plans to file a clinical protocol with the FDA to advance the product toward late stage clinical testing in patients with refractory angina that is inadequately treated by conventional therapies.

•
Peripheral Vascular Disease – VEGF-2 also holds promise for the treatment of peripheral vascular disease. Approximately 400,000 patients world-wide lose limbs each year to this incapacitating disease. Autus plans to evaluate the application of its VEGF-2 product for this disorder.

•
Hemophilia A – GenStar’s gene therapy for the delivery of Factor VIII in the treatment of Hemophilia A is currently in a Phase I trial and will also continue to be a key focus of the company’s development plan. Affecting as many as 50,000 patients worldwide, Hemophilia A can be a debilitating disease to those individuals that suffer from its effects.

Management Team

The new company’s management team will be led by Richard E. Otto, chief executive officer and Robert E. Sobol, M.D., president.

Mr. Otto has held key positions at leading cardiac care companies, including Medtronic Inc. and Eli Lilly, and is a 30-year veteran of the cardiac therapy marketplace. He has been president and chief executive officer of VGI since January 2002 and has overseen a successful financial restructuring of the company. As chief executive of San Diego-based CardioDynamics International Corporation (NASDAQ: CDIC), Mr. Otto led a management team that revised the company’s business plan, reengineered its products, secured additional funding and re-listed the company’s stock on the NASDAQ.

Dr. Sobol founded or co-founded several biotech ventures prior to founding GenStar, including IDEC Pharmaceuticals Corporation and GeneSys Therapeutics, which became Cell Genesys Incorporated after merging with Somatix Therapy Corporation. Dr. Sobol also pioneered clinical applications of immune therapy and gene therapy for the treatment of cancer and is internationally recognized as an expert in the field of gene therapy.

The new company’s initial chief financial officer will be Robert T. Atwood. Mr. Atwood joined VGI in Jan. 2002 after serving 10 years as executive vice president and chief financial officer of First Union Corporation. Previously, Mr. Atwood was a partner and 28-year veteran of the international accounting firm Deloitte & Touche.

Complementary Assets

Mr. Otto said, “This is a merger of two companies with truly complementary assets and virtually no overlap. With Vascular Genetics’ financial restructuring and renewed focus on continuing the VEGF-2 testing for cardiovascular disease, we welcome the clinical, scientific and regulatory expertise of the GenStar team as well as their manufacturing capabilities. This is a great fit, and I am especially pleased that we’ll have Bob Sobol to lead our product development efforts and Bob Atwood to lead the financial team.”

Dr. Sobol said, “This is an exciting time for everyone at GenStar. This merger significantly accelerates our clinical activities, as VEGF-2 has already achieved some significant milestones. We are looking forward to merging the two companies to form a new company with some very promising gene-based therapies. I look forward to working with Richard and Bob to build Autus into a world class drug development company.”

Terms of Transaction, Shareholders and Alliances

The transaction has been structured as a merger of equals. The merger will be completed through a reverse triangular, stock-for-stock merger of a wholly-owned subsidiary of GenStar with and into VGI, with VGI surviving as a wholly-owned subsidiary of GenStar. Under the terms of the merger agreement, VGI’s stockholders will receive, in exchange for all of the outstanding capital stock of VGI, newly issued shares of GenStar common stock equal to the fully-diluted outstanding capitalization of GenStar, which is expected to be approximately 38 million shares. The Board of Directors of each of GenStar and Vascular Genetics unanimously approved the definitive merger agreement. The transaction is subject to the GenStar and VGI shareholders’ approval, as well as other closing conditions. VGI’s largest shareholders, Human Genome Sciences, Inc. (NASDAQ: HGSI) and Cato Holding Company, have approved the transaction as part of VGI’s restructuring plan, and have entered into voting agreements in this regard. GenStar and VGI expect the closing to occur as early as the fourth quarter of calendar 2002.

Under the definitive merger agreement, Baxter International, Inc. and Human Genome Sciences, Inc. each will hold approximately 15% of Autus on a fully-diluted basis. Human Genome Sciences, a founding investor in VGI, has provided the company with a worldwide exclusive license to develop the VEGF-2 gene for vascular therapeutics. Baxter International has been helping to fund development of the GenStar Factor VIII treatment for Hemophilia A. GenStar has research agreements with Baxter Healthcare and Centocor, a Johnson & Johnson company, which will continue in place with Autus after the merger.

About Vascular Genetics

Vascular Genetics Inc. was founded in 1997 in partnership with Human Genome Sciences, Inc., St. Elizabeth’s Medical Center and Cato Holding Company to develop the pioneering research of the late Dr. Jeffery M. Isner, utilizing gene therapy for the treatment of severe cardiovascular disease. VGI believes that successful development of VEGF-2 applications to treat critical ischemic diseases of the heart and peripheral vascular systems will position the new company to become an industry leader in the cardiovascular therapeutics market.

About GenStar

GenStar Therapeutics is a biopharmaceutical company that since 1995 has been developing innovative gene therapy products for the treatment of serious medical disorders. The company’s research and development efforts, utilizing advanced gene delivery technologies, have focused on hemophilia, cancer and vaccines. GenStar’s hemophilia, prostate cancer and HIV/AIDS product development programs are supported, in part, by grants from the National Cancer Institute and the National Institute of Health.

Forward-looking Statements

Certain statements in this press release, including statements regarding synergies of the proposed merger and the opportunities that it will bring the combined company, future FDA and regulatory approvals, future performance or results of current and anticipated gene therapy products, expenses and financial results are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties’ ability to achieve the expected synergies; obtaining necessary FDA and other regulatory approvals; uncertainties relating to the proposed merger, satisfaction of various closing conditions, general economic conditions and the related impact on research and development spending in the area of gene therapy; demand for our gene therapy products; proprietary protection of our gene therapy products and their market success relative to alternative products; rapid changes in the area of gene therapy research and development; and adverse changes in market conditions in both the United States and internationally. Consequently, no forward-looking statement can be guaranteed. Any or all of our forward-looking statements in this press release and in any other public statements may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Actual future results may vary materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors that could affect GenStar’s results are included in GenStar’s Annual Report on Form 10-K for the year ended

December 31, 2001 and its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2002, each on file with the Securities and Exchange Commission.

Additional Information

GenStar plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VGI expects to mail a Proxy Statement to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement when they are available. The Registration Statement and Proxy Statement will contain important information about GenStar, VGI, the merger and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

GenStar, its directors, executive officers and certain members of management and employees will also solicit proxies from GenStar’s stockholders in favor of the issuance of GenStar shares in connection with the merger. A description of any interests that GenStar’s directors and executive officers have in the merger will be available in the Registration Statement relating to the share issuance and its Proxy Statement.

VGI, its directors, executive officers and certain members of management and employees will be soliciting proxies from VGI’s stockholders in favor of the adoption of the merger agreement. A description of any interests that VGI’s directors and executive officers have in the merger will be available in the Proxy Statement.

*	Contingent on completion of legal name searches

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